SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                           ________________________

                                SCHEDULE 14D-9
                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                           ________________________


                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                           ________________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                           ________________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES CORRECTS
MISSTATEMENTS MADE BY CPF AND ITS LEGAL COUNSEL

May 29, 2003

FOR IMMEDIATE RELEASE


Contact:    Wayne T. Miyao
            Senior Vice President, City Bank
            Corporate Communications
            Telephone: (808) 535-2590
            E-mail: wmiyao@cb-hi.net
            Website: www.citybankhawaii.com


                            CB BANCSHARES CORRECTS
                MISSTATEMENTS MADE BY CPF AND ITS LEGAL COUNSEL

HONOLULU, HAWAII. May 29, 2003 - CB Bancshares, Inc. (NASDAQ: CBBI), parent company of City Bank, today sent the following letter to Clinton Arnoldus, Central Pacific Financial Corp.'s (NYSE: CPF) ("CPF") chairman of the board, president and chief executive officer, to address misstatements made by CPF and its legal counsel regarding CB Bancshares' shareholder rights plan:


                                                     May 29, 2003

HAND DELIVERY
-------------
Mr. Clinton L. Arnoldus
Chairman of the Board, President
   and Chief Executive Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, HI  96813

Dear Mr. Arnoldus:

         Certain statements attributed to Central Pacific Financial Corp. ("Central Pacific") and its legal counsel that appeared today in Hawaii's local press regarding our shareholder rights plan (the "Rights Plan") are simply wrong and reflect a fundamental misunderstanding of the operation of the Rights Plan. We have discussed these statements with our counsel and would like to point out the following:

   o You should be advised that under the terms of the Rights Plan, once the rights are distributed, neither Central Pacific nor CB Bancshares' Board of Directors has the power to redeem them, and Central Pacific would be permanently unable to complete a transaction with CB Bancshares without substantially diluting Central Pacific and the CB Bancshares shareholder group who executed agency designations.

   o In fact, if the rights are distributed and Central Pacific thereafter completes its exchange offer, all holders of rights other than Central Pacific and its shareholder group would have the irrevocable right to acquire shares of CB Bancshares at one-half the market price, which would result in dilution of the ownership of Central Pacific and its shareholder group from approximately 27% of CB Bancshares' outstanding shares to approximately 8%.


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


   o Your counsel also seems to believe that our Board has acted to amend the Rights Plan in order to create another obstacle to your hostile takeover attempt. To the contrary, the Rights Plan was amended in order to prevent a rights distribution that otherwise would have occurred under the existing terms of the plan as a result of Central Pacific's ill-advised decision to conduct a non-public solicitation for shareholder authorizations above the 20% threshold.

         We strongly urge your counsel to immediately conduct a more detailed review of the Rights Plan and consider the liability of your company and its directors to the CB Bancshares shareholders who executed the authorizations, as a rights distribution could have onerous consequences for both Central Pacific and that shareholder group.

                                         Sincerely,



                                        /s/ Ronald K. Migita
                                        President and Chief Executive Officer
                                        CB Bancshares, Inc.

cc:   Glenn K. C. Ching, Esq.



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


Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small to medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches in the State of Hawaii on the islands of Oahu, Hawaii, Maui, and Kauai.
                                     _____

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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